EXHIBIT 99.1
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December 12, 2003


NEWS RELEASE

ARC ENERGY TRUST ANNOUNCES UPDATE ON PRODUCTION OUTAGE DUE TO
TRANSCANADA LINE BREAK
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CALGARY, DECEMBER 12, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today that TransCanada Pipelines Ltd. ("TCPL") has notified ARC Resources Ltd. ("ARC") that the two line breaks on the NPS 36 Western Alberta System Mainline Extension in the Waskahigan region have been repaired as of December 11, 2003. ARC previously announced that as a result of the breaks, approximately 4,000 boe/d of production was shut-in. Some production was restored shortly after ARC's announcement and now that the line has been repaired additional volumes are gradually being brought back on stream.

TCPL will be conducting extensive integrity testing from December 15 through to December 19. During that period, production flow may be materially restricted. Full production is expected once integrity testing is completed with satisfactory results. The temporary reduction in volumes is not expected to have a material impact on ARC's 2003 cash flow.

ARC RESOURCES LTD.


John P. Dielwart
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
    Telephone: (403) 503-8600  Fax: (403) 509-6417  Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9